NINTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AGREEMENT
AND WAIVER

THIS NINTH AMENDMENT AND WAIVER (this “Amendment”), dated as of November 14, 2008, amends and modifies a certain Amended and Restated Credit Agreement, dated as of November 16, 2005, as amended by Amendments dated as of December 5, 2005, December 14, 2005, March 15, 2006, July 24, 2006, November 30, 2006, November 30, 2007, March 27, 2008 and April 30, 2008 (as so amended, the “Credit Agreement”), between MMA MORTGAGE INVESTMENT CORPORATION (the “Borrower”) and U.S. BANK NATIONAL ASSOCIATION (the “Bank”). Terms not otherwise expressly defined herein shall have the meanings set forth in the Credit Agreement.

FOR VALUE RECEIVED, the Borrower and the Bank agree that the Credit Agreement is amended as follows.

ARTICLE I — AMENDMENTS TO THE CREDIT AGREEMENT

1.1 Discretionary Facility. The provisions of Section 1.1, 1.2 and 1.3 of the Eighth Amendment to the Credit Agreement continue to apply.

1.2 Adjusted Tangible Net Worth. The definition of “Adjusted Tangible Net Worth” in Section 1.1 is amended to read as follows:

"'Adjusted Tangible Net Worth’ means the total of (a) net worth, determined in accordance with GAAP, plus (b) an amount equal to the lesser of (i) 100% of the Fair Market Value of the Borrower’s Servicing Portfolio, or (ii) 100% of the capitalized value of the Borrower’s Servicing Portfolio, minus (c) any advances or loans to or investments in the Borrower’s shareholders, officers or entities that are controlled by the Borrower’s shareholders or officers, minus (d) organizational costs net of accumulated amortization, minus (e) servicing contracts net of accumulated amortization, and minus (f) other items treated as intangible assets under GAAP. For such purposes, the term ‘Fair Market Value’ means the current fair market value of the Servicing Portfolio as reasonably determined by the Bank based on appraisals of independent appraisers reasonably satisfactory to the Bank (if such appraisals present a range of values, the Bank shall apply the midpoint of such values to determine the Fair Market Value).”

1.3 Commitments. The definition of “Commitments” in Section 1.1 is amended to read as follows:

"'Commitments’ means the maximum unpaid principal amount of Advances which may from time to time be outstanding as provided in Section 2.1 hereof and, as the context may require, the agreement of the Bank to make a requested Advance to the Borrower, at its sole discretion, subject to the terms and conditions of this Agreement. The Commitment shall initially be in the following amounts, each as reduced from time to time as provided in Section 2.9(a) hereof:

The ‘Revolving Commitment‘, in the amount of $100,000,000, which Revolving Commitments shall be further limited to the following:

(i) the lesser of (A) $50,000,000, or (B) the full Revolving Commitment, for Warehousing Advances (the ‘Warehousing Sublimit’); and

(ii) the full Revolving Commitment, for Investment Advances (the ‘Investment Sublimit‘).

1.4 Permitted Investments. The definition of “Permitted Investments” in Section 1.1 is amended to read as follows:

"'Permitted Investments’ means the following, in each case not subject to any lien, security interest, right of offset, or other encumbrance (except in favor of the Bank): (i) bank deposits held in the Borrower’s name at the Bank or repurchase obligations of the Bank having a term of not more than 90 days with respect to securities issued or fully guaranteed by the United States Government or commercial paper issued by U.S. Bancorp, and (ii) securities with remaining maturities of 90 days or less issued or fully guaranteed by the United States Government.”

1.5 Termination Date. The definition of “Termination Date” in Section 1.1 is amended to read as follows:

"'Termination Date‘: the earliest of (i) the date on which the Bank terminates the Commitments pursuant to Section 5.2 hereof, (ii) the date on which the Commitments are reduced to $0 and all Advances repaid, as provided in Section 2.9(a), and (ii) December 15, 2008.”

1.6 Making of Advances. Section 2.1 is amended to read as follows:

“2.1 Commitments. Subject to the terms and conditions of this Agreement and provided no Default or Event of Default has occurred and is continuing, the Borrower may request, and the Bank may make, at its sole discretion, from time to time during the period from the date hereof to, but not including, the Termination Date, to make the Advances to the Borrower. The Borrower may repay and reborrow the Advances. In addition to other restrictions set forth in this Agreement, the sum of the outstanding Revolving Advances shall not exceed the Revolving Commitment at any time and the following types of Revolving Advances shall be subject to the following limits:

(i) the outstanding Warehousing Advances shall not exceed the Warehousing Sublimit at any time; and

(ii) the outstanding Investment Advances shall not exceed the Investment Sublimit at any time.”

1.7 Repayment of Advances. Section 2.5(b) is amended to read as follows:

"(b) The Advances and the Notes shall be due and payable on the Termination Date, or after the date of the Eighth Amendment hereof, on demand, provided, however, that each Warehousing Advance shall be payable in full not later than the date which is 60 days after the date on which such Warehousing Advance was made by the Bank (and such 60 day maturity shall not extend the maturity of any Advance to a time after the Termination Date).”

1.8 Facility Fee. Section 2.6 is amended to read as follows:

“2.6 Facility Fee. The Borrower shall pay to the Bank a fee at a rate of 0.250% per annum on the Revolving Commitment. All of such accrued and unpaid fees shall be calculated on the basis of actual days elapsed in a year of 360 days and payable monthly in arrears on the first day of each calendar month.”

1.9 Interest. Section 2.7 is amended to read as follows:

“2.7 Interest. Interest on Advances shall accrue at whichever of the following fluctuating rates per annum is designated by the Borrower at the time each such Advance is made:

(a) For all Advances, unless Section 2.7(b) applies:

(i) for Balance Supported Advances the following, subject to adjustment as provided in Section 2.8:

(1) 1.000% for Revolving Advances that are Investment Advances; and
(2) 1.750% for Revolving Advances that are Warehousing Advances.

The Bank shall determine, and shall notify the Borrower of the amount of the Advances deemed to be Balance Supported Advances on a monthly basis.

(ii) for all Advances that are not Balance Supported Advances either (x) the Prime Rate per annum, or (y) the Floating LIBOR Rate, plus (for interest determined under this subparagraph (y) only):

(1) 1.000% for Revolving Advances that are Investment Advances; and
(2) 1.750% for Revolving Advances that are Warehousing Advances.

(b) Any amount of the Advances not paid when due, whether at the date scheduled therefor or earlier upon acceleration, shall bear interest until paid in full at a rate per annum equal to the higher on any day of (i) the rate otherwise applicable to such Advances plus 4.00% per annum, or (ii) Prime Rate plus 4.00% per annum.

(c) Bank’s internal records of applicable interest rates shall be determinative in the absence of manifest error.

(d) Interest on all Advances shall be calculated on the basis of the actual number of days elapsed in a year of 360 days.”

1.10 Interim Reporting and Compliance Certificate. Section 4.1(b) is amended to read as follows:

"(b) within 45 days after the end of each month, a copy of the Borrower’s unaudited financial statements for such month and for the year to date, prepared in accordance with GAAP and certified by an authorized financial officer of the Borrower.”

With such change, delivery of compliance certificates (addressed in Section 4.1(c)) will also be on a monthly basis.

1.11 Adjusted Tangible Net Worth. Section 4.8 is amended to read as follows:

“4.8 Adjusted Tangible Net Worth. Not permit its Adjusted Tangible Net Worth to be less than $60,000,000 at any time.”

1.12 Loans Held for Investment. New Section 4.15 is added following Section 4.14, and shall read as follows:

“4.15 Loans Held for Investment. Not permit loans held for investment by the Borrower on a consolidated basis to exceed $5,000,000 in principal amount.”

The Borrower shall report loans held for investment on each monthly compliance certificate.

1.13 Construction. All references in the Credit Agreement to “this Agreement”, “herein” and similar references shall be deemed to refer to the Credit Agreement as amended by this Amendment.

ARTICLE II — WAIVER

The Borrower did not delivered its and compliance certificates for the months ended July 31, 2008 and August 31, and did not deliver its annual audited financial statements for the fiscal year ended December 31, 2007 within the time periods required by the Credit Agreement. At the request of the Borrower, and effective as provided below, the Bank waives any Default or Event of Default arising from the Borrower’s failure to deliver such certificates and financial statement within such time requirements. Except as expressly provided herein, all provisions of the Credit Agreement remain in full force and effect and this waiver shall not apply to any other or subsequent failure to comply with such time requirements or any other provision of the Credit Agreement.

ARTICLE III — REPRESENTATIONS AND WARRANTIES

To induce the Bank to enter into this Amendment and to make and maintain the Loans under the Credit Agreement as amended hereby, the Borrower hereby warrants and represents to the Bank that it is duly authorized to execute and deliver this Amendment, and to perform its obligations under the Credit Agreement as amended hereby, and that this Amendment constitutes the legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms.

ARTICLE IV — CONDITIONS PRECEDENT

This Amendment shall become effective on the date first set forth above, provided, however, that the effectiveness of this Amendment is subject to the satisfaction of each of the following conditions precedent:

4.1 Warranties. Before and after giving effect to this Amendment, the representations and warranties in Article III of the Credit Agreement shall be true and correct as though made on the date hereof, except for changes that are permitted by the terms of the Credit Agreement. The execution by the Borrower of this Amendment shall be deemed a representation that the Borrower has complied with the foregoing condition.

4.2 Defaults. After giving effect to this Amendment, no Default and no Event of Default shall have occurred and be continuing under the Credit Agreement. The execution by the Borrower of this Amendment shall be deemed a representation that the Borrower has complied with the foregoing condition.

4.3 Documents. The Borrower shall have executed and delivered this Amendment.

4.4 Fees. The Borrower shall have paid the Bank a non-refundable amendment fee of $5,000 and shall have reimbursed the Bank for legal fees of preparation of this Amendment.

ARTICLE V — GENERAL

5.1 Expenses. The Borrower agrees to reimburse the Bank upon demand for all reasonable expenses (including reasonable attorneys’ fees and legal expenses) incurred by this Bank in the preparation, negotiation and execution of this Amendment and any other document required to be furnished herewith, and in enforcing the obligations of the Borrower hereunder, and to pay and save the Bank harmless from all liability for, any stamp or other taxes which may be payable with respect to the execution or delivery of this Amendment, which obligations of the Borrower shall survive any termination of the Credit Agreement.

5.2 Counterparts. This Amendment may be executed in as many counterparts as may be deemed necessary or convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same instrument.

5.3 Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provisions in any other jurisdiction.

5.4 Law; Consent to Jurisdiction; Waiver of Jury Trial. This Amendment shall be a contract made under the laws of the State of Minnesota, which laws shall govern all the rights and duties hereunder. This Amendment shall be subject to the Consent to Jurisdiction and Waiver of Jury Trial provisions of the Credit Agreement.

5.5 Successors; Enforceability. This Amendment shall be binding upon the Borrower and the Bank and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Bank and the successors and assigns of the Bank. Except as hereby amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed at Minneapolis, Minnesota by their respective officers thereunto duly authorized as of the date first written above.

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Randy S. Baker
Title: Vice President

MMA MORTGAGE INVESTMENT
CORPORATION

By: /s/ Mike Rulf
Title: Senior Vice President